UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No.    )*

                        Aseco Corporation
                       ____________________
                         (Name of Issuer)

                  Common Stock, $.01 Par Value
                   __________________________
                 (Title of Class of Securities)

                            043659101
                         ______________
                         (CUSIP Number)

Check the following box  if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Secur-ities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  (Continued on following page(s))


                       Page 1 of 11 Pages





CUSIP No.	043659101	13G			Page 2 of 11


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William D. Witter, Inc.
	F13-2879276
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
							    (b) [  ]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	One Citicorp Center
	153 East 53rd Street
	New York, New York 10022-4611

NUMBER OF	(5)	SOLE VOTING POWER	       230,500
SHARES		------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER	         None
OWNED BY	------------------------------------------------
EACH   		(7)	SOLE DISPOSITIVE POWER	       343,350
REPORTING	------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER         None
_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,350
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.3%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IA







CUSIP No.	043659101	13G			Page 3 of 11


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William D. Witter
	###-##-####
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
							     (b)  [X]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	One Citicorp Center
	153 East 53rd Street
	New York, New York 10022-4611
_____________________________________________________________________

NUMBER OF	(5)	SOLE VOTING POWER	       230,500
SHARES		-----------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER		93,500
OWNED BY	-----------------------------------------------------
EACH		(7)	SOLE DISPOSITIVE POWER	       343,350
REPORTING	-----------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	 None

_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,350
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.3%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IN






CUSIP No.	043659101	13G			Page 4 of 11


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Penfield Partners, L.P. ("The Fund")
	F13-3494422
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
							     (b)  [X]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
_____________________________________________________________________

NUMBER OF	(5)	SOLE VOTING POWER		93,500
SHARES		-----------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER		None
OWNED BY	-----------------------------------------------------
EACH		(7)	SOLE DISPOSITIVE POWER		93,500
REPORTING	-----------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	None
_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	93,500
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.5%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IV





CUSIP No.	043659101	  13G			Page 5 of 11


(1)	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Pine Creek Advisers, L.P. ("Pine Creek")
	F13-3749534
_____________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
							     (b) [X]
_____________________________________________________________________

(3)	SEC USE ONLY
_____________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware


NUMBER OF	(5)	SOLE VOTING POWER		None
SHARES		-----------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER	 	None
OWNED BY	-----------------------------------------------------
EACH		(7)	SOLE DISPOSITIVE POWER		93,500
REPORTING	-----------------------------------------------------
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	None
_____________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	93,500
_____________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES
_____________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.5%
_____________________________________________________________________

(12)	TYPE OF REPORTING PERSON

	IA

Item 1.

[a]	Name of Issuer: Aseco Corporation

[b]	Address of Issuer's Principal Executive	Offices:

	500 Donald Lynch Boulevard
	Marlboro, Massachusetts 01752

Item 2.

[a]	Name of Person Filing; Address of Principal Business Office;
	and Place of Organization:

This statement is filed on behalf of (i) William D. Witter, Inc. ("Witter, Inc."), (ii) William D. Witter, (iii) Penfield Partners, L.P., a Delaware limited partnership (the "Fund"), and (iv) Pine Creek Advisers Limited Partnership, a Delaware Limited Partnership ("Pine Creek"). Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53rd Street, 51st Floor, New York, New York 10022. The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. Pine Creek is a general partner of and investment adviser to the Fund. Pine Creek is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of Pine Creek is to act as a general partner of and investment adviser to the Fund.

Witter, Inc. is the sole General Partner of Pine Creek. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act of 1940 and also serves as the investment adviser to institutional and individual clients. William D. Witter is the President and 98.6% shareholder of Witter, Inc. Mr. Witter is also an Individual General Partner of the Fund and is principally respon-sible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc. on behalf of Pine Creek and the Fund.

[b]	Title of Class of Securities:	Common Stock

[c]	CUSIP Number:	043659101

Item 3.	This Schedule is being filed pursuant to Rule 13d-1(b):

[a]	(  )	Broker or Dealer registered under Section 15 of the
		Act

[b]	(  )	Bank as defined in Section 3(a)(6) of the Act

[c]	(  )	Insurance Company as defined in Section 3(a)(19) of
		the Act

[d]	(XX)	Investment Company registered under Section 8 of the
		Investment Company Act

[e]	(XX)	Investment Adviser registered under Section 203 of
		the Investment Advisers Act of 1940

[f]	(  )    Employee Benefit Plan, Pension Fund which is subject
		to the provisions of the Employee Retirement Income
		Security Act of 1974 or Endowment Fund; see
		$240 13d-1(b)(1)(ii)(F)

[g]	(  )	Parent Holding Company, in accordance with
		$ 240 13d-1(b)(ii)(G)

[h]	(   )	Group, in accordance with $ 240 13d-1(b)(1)(ii)(H)

See Exhibit A attached hereto.

Item 4.	Ownership:

[a]	Amount Beneficially Owned:

343,350 shares of Common Stock are beneficially owned by Witter, Inc. and William D. Witter. This amount is composed of 93,500 shares owned by the Fund and 249,850 shares owned by William D. Witter, Inc.

[ b]	Percent of Class:

6.7% of the Common Stock is beneficially owned by Witter, Inc. and William D. Witter. 2.5% of the Common Stock is owned by the Fund and Pine Creek.

[c]	Number of Shares as to Which such Person has Rights to vote
        and/or Dispose of Securities:

William D. Witter, Inc. has the sole power to vote or direct the vote of 230,500 shares. William D. Witter has the sole power to vote or to direct the vote of 230,500 shares by virtue of being the President and primary owner of Witter, Inc. William D. Witter has shared power to vote or to direct the vote of 93,500 shares by virtue of being an Individual General Partner of the Fund. The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposi-tion of all securities reported hereby which are beneficially owned by the Fund (93,500). Witter, Inc., William D. Witter and Pine Creek have the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned respectively by Witter, Inc., William D. Witter and Pine Creek.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.	Ownership of More than Five Percent on Behalf of Another
        Person:

The 249,850 shares owned directly by Witter, Inc. are held on behalf of various clients of the firm. These clients have the right to receive or power to direct the receipt of dividends from, or the proceeds, from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of a Group:  N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.Certification:

Each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

			SIGNATURE



After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	January 6, 1997
	_______________


					WILLIAM D. WITTER, INC.

					By:/s/ William D. Witter
					     William D. Witter
					      President

					PENFIELD PARTNERS, L.P.

					By:/s/ William D. Witter
					     William D. Witter
					   Individual General Partner

					PINE CREEK ADVISERS
					LIMITED PARTNERSHIP

					By:/s/ William D. Witter
					     William D. Witter
					      General Partner

EXHIBIT A

This Exhibit explains the relationship between the Reporting Persons. William D. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act, and the Sole General Partner of Pine Creek Advisers Limited Partnership. Witter, Inc. serves as an investment adviser for individuals and institutions. William D. Witter is the President of William D. Witter, Inc. and serves as an Individual General Partner to the Fund. Pine Creek is registered as an investment adviser under the Advisers Act of 1940. Witter, Inc. is the Sole General Partner and Jeffrey E. Schuss is the Sole Limited Partner of Pine Creek.